UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-97293 and 333-116927
Extendicare Health Services, Inc.

(Exact name of registrant as specified in its charter)
111 West Michigan Street, Milwaukee, WI 53203, (414) 908-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9 1/2% Senior Notes Due 2010 and 6 ⅞% Senior Subordinated Notes Due 2014

(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐
     Approximate number of holders of record as of the certification or notice date:
     9 1/2% Senior Notes Due 2010: Zero (0)
     6 ⅞% Senior Subordinated Notes Due 2014: One (1)
     Pursuant to the requirements of the Securities Exchange Act of 1934, Extendicare Health Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 18, 2006	By:	/s/ Richard L. Bertrand
Richard L. Bertrand, Senior Vice President, Treasurer and Chief Financial Officer

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.